FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓     Form 40-F  ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2026 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2026 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, May 6, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2026 in comparison with its results for the quarter ended March 31, 2025.

Summary of 2026 First Quarter Results

(Comparison with the fourth and first quarter of 2025)

	1Q 2026	4Q 2025		1Q 2025
Net sales ($ million)	3,100	2,995	4%	2,922	6%
Operating income ($ million)	584	554	5%	550	6%
Net income ($ million)	564	461	22%	518	9%
Shareholders’ net income ($ million)	541	449	20%	507	7%
Earnings per ADS ($)	1.07	0.87	23%	0.94	14%
Earnings per share ($)	0.54	0.44	23%	0.47	14%
EBITDA ($ million)	735	717	3%	696	6%
EBITDA margin (% of net sales)	23.7%	23.9%		23.8%

Tenaris began the year strongly with sales rising by 4% sequentially despite the disruption in the Middle East since March caused by the Iran war and the closure of the Strait of Hormuz. Sales benefitted from seasonally higher activity in Canada, a limited recovery of activity in Mexico, higher offshore sales in Brazil, customer stock-building in North Africa and an advance of shipments in Saudi Arabia. Margins remained stable as higher costs from maintenance shutdowns were offset by lower tariff costs. Operating income and EBITDA rose in line with sales, while net income benefitted from improved results below the operating line.

During the quarter, our free cash flow amounted to $503 million and, after spending $90 million on share buybacks, our net cash position amounted to $3.8 billion at March 31, 2026.

Market Background and Outlook

The conflict in the Middle East and the prolonged closure of the strait of Hormuz has changed the outlook for the energy industry. Oil and LNG prices have risen and are likely to remain high for many months as available inventories are drawn down and demand and supply rebalancing takes place.

Oil and gas drilling activity in the Middle East, once the strait is reopened, will initially prioritize restoring production to previous levels and releasing any available spare production capacity. Activity in the rest of the world should benefit from increased investment in short cycle shale plays and the sanctioning of offshore projects. Over the longer term, there will be increased focus on security and diversification of supply.

In the United States, OCTG prices have started to respond to import tariffs and increases in raw material costs, in an environment where demand is expected to increase.

For the second quarter, our sales will be affected by lower shipments in the Middle East. Our margins will be impacted by higher logistics costs in addition to lower absorption of fixed costs. For the second half of 2026, we expect our sales and margins to recover, assuming the strait of Hormuz is reopened in the short term.

Analysis of 2026 First Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	1Q 2026	4Q 2025		1Q 2025
Seamless	784	776	1%	775	1%
Welded	211	193	9%	212	0%
Total	995	969	3%	987	1%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	1Q 2026	4Q 2025		1Q 2025
(Net sales - $ million)
North America	1,474	1,455	1%	1,244	19%
South America	531	501	6%	552	(4%)
Europe	214	187	15%	208	3%
Asia Pacific, Middle East and Africa	712	697	2%	761	(6%)
Total net sales ($ million)	2,931	2,839	3%	2,765	6%
Services performed on third party tubes ($ million)	109	107	2%	101	7%
Operating income ($ million)	545	516	6%	514	6%
Operating margin (% of sales)	18.6%	18.2%		18.6%

Net sales of tubular products and services increased 3% sequentially and increased 6% year on year. Volumes sold increased 3% sequentially while average selling prices remained stable. In North America higher sales of OCTG in Mexico and in Canada more than compensated for lower sales in the United States. In South America sales increased due to higher sales of OCTG in Brazil and of line pipe in Argentina. In Europe sales increased thanks to higher sales of mechanical products to distributors. In Asia Pacific, Middle East and Africa sales increased as deliveries to Algeria concentrated in this quarter plus a recovery in OCTG sales in Saudi Arabia following destocking more than offset some delayed shipments in the Middle East.

Operating results from tubular products and services amounted to a gain of $545 million in the first quarter of 2026 compared to a gain of $516 million in the previous quarter and a gain of $514 million in the first quarter of 2025. Tubes operating income in the first quarter of 2026 increased driven by higher volumes with stable margins. Cost of sales remained stable as higher costs from maintenance shutdowns were offset by lower tariffs and duties.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	1Q 2026	4Q 2025		1Q 2025
Net sales ($ million)	169	156	9%	157	8%
Operating income ($ million)	39	38	4%	36	8%
Operating margin (% of sales)	23.2%	24.2%		23.1%

Net sales of other products and services increased 9% sequentially and increased 8% year on year. Sequentially, sales increased mainly due to higher sales of oilfield services in Argentina and higher sales of tubes for plumbing and construction applications, partially offset by lower sales of excess energy.

Selling, general and administrative expenses, or SG&A, amounted to $467 million, or 15.0% of net sales, in the first quarter of 2026, compared to $453 million, 15.1% in the previous quarter and $457 million, 15.6% in the first quarter of 2025. Sequentially, SG&A stayed flat as a percentage of sales.

Financial results amounted to a gain of $50 million in the first quarter of 2026, compared to a gain of $29 million in the previous quarter and a gain of $35 million in the first quarter of 2025. Financial result of the quarter is mainly attributable to a $53 million net finance income from the net return of our portfolio investments.

Equity in earnings of non-consolidated companies generated a gain of $33 million in the first quarter of 2026, compared to a gain of $20 million in the previous quarter and a gain of $14 million in the first quarter of 2025. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas.

Income tax charge amounted to $103 million in the first quarter of 2026, compared to $142 million in the previous quarter and $81 million in the first quarter of 2025. Income tax of the quarter declined mainly due to the positive effect from foreign exchange rate movements and inflation adjustment, mainly in Argentina.

Cash Flow and Liquidity of 2026 First Quarter

Net cash generated by operating activities during the first quarter of 2026 was $618 million, compared to $787 million in the previous quarter and $821 million in the first quarter of 2025. Cash generated by operating activities during the first quarter of 2026 is net of a working capital increase of $84 million.

With capital expenditures of $114 million, our free cash flow amounted to $503 million during the quarter. Following share buybacks of $90 million in the quarter, our net cash position amounted to $3.8 billion at March 31, 2026.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on May 7, 2026, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/e5dnev3v

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BIc16f0602328e4ea7b7be9ef6cf51694c

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Net sales	3,100,458	2,922,212
Cost of sales	(2,050,323)	(1,920,855)
Gross profit	1,050,135	1,001,357
Selling, general and administrative expenses	(466,591)	(457,065)
Other operating income	6,429	11,788
Other operating expenses	(6,109)	(6,167)
Operating income	583,864	549,913
Finance income	64,769	78,444
Finance cost	(11,664)	(11,745)
Other financial results, net	(2,706)	(31,441)
Income before equity in earnings of non-consolidated companies and income tax	634,263	585,171
Equity in earnings of non-consolidated companies	33,376	14,035
Income before income tax	667,639	599,206
Income tax	(103,481)	(81,342)
Income for the period	564,158	517,864

Attributable to:
Shareholders' equity	540,701	506,931
Non-controlling interests	23,457	10,933
	564,158	517,864

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2026		At December 31, 2025
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	6,174,660		6,205,082
Intangible assets, net	1,356,543		1,357,116
Right-of-use assets, net	141,896		144,557
Investments in non-consolidated companies	1,599,844		1,561,212
Other investments	676,953		758,085
Deferred tax assets	830,408		834,168
Receivables, net	135,715	10,916,019	139,211	10,999,431
Current assets
Inventories, net	3,606,922		3,602,058
Receivables and prepayments, net	184,740		268,798
Current tax assets	340,300		364,640
Contract assets	36,141		35,264
Trade receivables, net	2,001,088		1,920,840
Derivative financial instruments	11,966		1,875
Other investments	2,265,359		2,306,760
Cash and cash equivalents	1,152,130	9,598,646	572,647	9,072,882
Total assets		20,514,665		20,072,313
EQUITY
Shareholders' equity		17,094,388		16,599,191
Non-controlling interests		253,032		229,877
Total equity		17,347,420		16,829,068
LIABILITIES
Non-current liabilities
Borrowings	360		368
Lease liabilities	93,673		94,903
Derivative financial instruments	—		207
Deferred tax liabilities	388,649		442,248
Other liabilities	316,965		310,707
Provisions	52,156	851,803	48,418	896,851
Current liabilities
Borrowings	331,091		305,354
Lease liabilities	48,393		48,346
Derivative financial instruments	8,950		14,123
Current tax liabilities	369,048		386,586
Other liabilities	385,417		377,088
Provisions	173,047		173,152
Customer advances	153,583		168,832
Trade payables	845,913	2,315,442	872,913	2,346,394
Total liabilities		3,167,245		3,243,245
Total equity and liabilities		20,514,665		20,072,313

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Cash flows from operating activities
Income for the period	564,158	517,864
Adjustments for:
Depreciation and amortization	151,440	146,406
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	10,350	9,877
Income tax accruals less payments	1,046	(54,133)
Equity in earnings of non-consolidated companies	(33,376)	(14,035)
Interest accruals less payments, net	23,066	(8,423)
Changes in provisions	(6,717)	(2,393)
Changes in working capital	(83,757)	223,817
Others, including net foreign exchange	(8,565)	2,020
Net cash provided by operating activities	617,645	821,000

Cash flows from investing activities
Capital expenditures	(114,479)	(173,838)
Changes in advances to suppliers of property, plant and equipment	5,453	12,916
Acquisition of subsidiaries, net of cash acquired	(4,507)	—
Loan to joint ventures	—	(1,359)
Repayment of loan by joint ventures	68,788	—
Proceeds from disposal of property, plant and equipment and intangible assets	493	900
Changes in investments in securities	78,097	(225,636)
Net cash provided by (used in) investing activities	33,845	(387,017)

Cash flows from financing activities
Acquisition of treasury shares	(89,562)	(237,188)
Payments of lease liabilities	(15,526)	(14,655)
Proceeds from borrowings	248,430	347,570
Repayments of borrowings	(221,802)	(429,126)
Net cash used in financing activities	(78,460)	(333,399)

Increase in cash and cash equivalents	573,030	100,584

Movement in cash and cash equivalents
At the beginning of the period	572,444	660,798
Effect of exchange rate changes	6,630	(2,430)
Increase in cash and cash equivalents	573,030	100,584
At March 31,	1,152,104	758,952

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2026	2025
Income for the period	564,158	517,864
Income tax charge	103,481	81,342
Equity in earnings of non-consolidated companies	(33,376)	(14,035)
Financial Results	(50,399)	(35,258)
Depreciation and amortization	151,440	146,406
EBITDA	735,304	696,319

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2026	2025
Net cash provided by operating activities	617,645	821,000
Capital expenditures	(114,479)	(173,838)
Free cash flow	503,166	647,162

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2026	2025
Cash and cash equivalents	1,152,130	770,208
Other current investments	2,265,359	2,581,761
Non-current investments	669,940	1,007,444
Derivatives hedging borrowings and investments	665	—
Current borrowings	(331,091)	(345,183)
Non-current borrowings	(360)	(7,437)
Net cash / (debt)	3,756,643	4,006,793

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2026	2025
Inventories	3,606,922	3,519,237
Trade receivables	2,001,088	1,842,313
Customer advances	(153,583)	(228,086)
Trade payables	(845,913)	(831,716)
Operating working capital	4,608,514	4,301,748
Annualized quarterly sales	12,401,832	11,688,848
Operating working capital days	136	134